FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of March 2007

B.O.S. Better Online Solutions Ltd.
(Translation of Registrant’s Name into English)

20 Freiman Street, Rishon LeZion, 75100, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

THE PRESS RELEASE ATTACHED TO THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-130048, 333-137153) AND FORM S-8 (NOS. 333-136957, 333-110696, 333-100971 AND 333-11650), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Attached hereto and incorporated by reference is the following Registrant’s press release:

BOS Announces $5 Million Rights Offering; Dated March 11, 2007.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd. (Registrant) By: /s/ Shmuel Koren —————————————— Shmuel Koren President and CEO

Dated: March 12, 2007

BOS Announces $5 Million Rights Offering

Rishon Le’zion, Israel – (BUSINESS WIRE) March 11, 2007 – B.O.S Better Online Solutions Ltd. (the “Company” or “BOS”) (NASDAO: BOSC; TASE: BOSC) announced that the registration statement previously filed by BOS with the Securities and Exchange Commission and the Israel Securities Authority, has been declared effective on March 8, 2007.

All of BOS’s shareholders, who own shares as of 5:00 p.m., New York City time (midnight, Israel time) on March 19, 2007, the record date, will be entitled to participate in this offering, and receive one right for each 3.3724 ordinary shares owned of record on the record date. Each right will entitle the holder to purchase one ordinary share, at a subscription price of $2.50.

The rights will be exercisable during a 28-day period, beginning after 5:00 p.m., New York City time (midnight, Israel time) on March 20, 2007 and ending on April 16, 2007 at 5:00 p.m., New York City time (midnight, Israel time), or during a 23-day period, until April 11, 2007, for shareholders that hold the rights through an Israeli brokerage company that holds the rights through the Company’s nominee company (Hevra Le-Rishumim of Bank leumi Le-Israel Ltd.)

The rights will be transferable and will be listed for trading for a single day, April 12, 2007, on the NASDAQ Global Market under the symbol “BOSCR” and on the Tel Aviv Stock Exchange under the symbol “BOSC.R1",.

The terms of the proposed rights distribution are described in the prospectus included in the registration statement. Copies of the prospectus can be obtained from the US Securities and Exchange Commission’s EDGAR website at www.sec.gov and from the Israel Securities Authority’s Magna website at www.magna.isa.gov.il. Copies of the prospectus may also be obtained from BOS’s website at www.boscorporate.com or by contacting Mr. Eyal Cohen at 20 Freiman St. Rishon Le’Zion, Israel, telephone: 972-3-954-1000, or e-mail: eyalc@boscom.com.

About BOS

B.O.S Better Online Solutions Ltd. ("BOS") was established in 1990. Through its wholly owned subsidiaries, BOS's activities are focused on two segments:

Supply-Chain Solutions segment, based on Odem Electronic Technologies 1992 Ltd., providing solutions in the RFID, semiconductors, electronic components, CCD, imaging, networking, telecom and automation fields.

Software Solutions segment, with products marketed under the BOSaNOVA brand name. These products deliver instant and transparent connectivity from IBM iSeries computers to personal computers, thin clients and browsers.

BOS is traded on NASDAQ (BOSC) and on the Tel-Aviv Stock Exchange (BOSC). BOS’s website address is www.boscorporate.com.

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or a few major customers, the uncertainty of our being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS; and additional risks and uncertainties detailed in BOS’s periodic reports and registration statements filed with the U.S. Securities and Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

Contact:
B.O.S Better Online Solutions Ltd.
Mr. Gilad Friedhaber, +972-54-8110410
gilad@kwan.co.il
or
Mr. Eyal Cohen, CFO, +972-3-954-1000
eyalc@boscom.com